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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

_______________________________________________________________________________
1.   Name and Address of Reporting Person*

     Isle of Capri Casinos, Inc.
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   (Last)                            (First)              (Middle)

    711 Dr. Martin Luther King, Jr. Boulevard
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                                    (Street)

    Biloxi                          Mississippi              39530
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   (City)                            (State)                (Zip)

_______________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     10/5/99
_______________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

     41-1659606
_______________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Lady Luck Gaming Corporation (NasdaqSC:  LUCK)
_______________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)

           Holder of an option to purchase shares
           (see Note 1 below)
           -------------------------------------------------
_______________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


_______________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [ ]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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


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*   If the Form is filed by more than one  Reporting  Person,  see  Instruction
    5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


--------------
1/  As of October 5, 1999, in connection with the proposed merger of a wholly-owned subsidiay of Isle of Capri Casinos, Inc.
    ("Isle") with and into Lady Luck Gaming Corporation ("Lady Luck") pursuant to an Agreement and Plan of Merger among Isle, Isle
    Merger Corp Lady Luck, Isle and Andrew H. Tompkins ("Tompkins ("Tompkins") entered into a Stockholder Support Agreement pursuant to which Tompkins granted Isle and option (the "Option") to purchase shares of Lady Luck Common Stock which he owns at a price per share of $12.00.  The Option is exercisable as follows:  (i) immediately for the purchase of 1,707,863 shares, representing 34.99% of the outstanding shares of Lady Luck Common Stock, and (ii) upon a breach by Tompkins of his obligations under the Stockholder Support Agreement, an additional 506,807 shares (the "Additional Shares").  Isle disclaims beneficial ownership of the Additional Shares which may be acquired by Isle only upon a breach by Tompkins of his obligations
    (which has not occurred) on the grounds that that portion of the Option is not currently exercisable.

(Form 3-07/98

                                                                        (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

===============================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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


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                                                    Common Stock,                                       D
Option 1                 Immed.   12/31/00 (2)      $.006 par              1,707,863 (1) $12.00
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===================================================================================================================================

Explanation of Responses:




Isle of Capri Casinos, Inc.
/s/ Allan B. Solomon                                        10/15/99
------------------------------------------------       -----------------------
By:  Allan B. Solomon, Executive Vice President,              Date
     Secretary, General Counsel and Director
     of Isle of Capri Casinos, Inc.
      **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

---------------------
2/ The option may expire earlier than 12/31/00 upon the termination of the Merger Agreement under certain circumstances.

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